U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Starbucks Corporation

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, the New York City Fire Pension Fund, and the Board of Education Retirement System of the City of New York.

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of social media posts from the New York City Comptroller

Attachment 1:

Text of tweet sent from the New York City Comptroller Twitter Account (www.twitter.com/NYCComptroller) posted on February 22, 2023 (https://twitter.com/NYCComptroller/status/1628503267805208580?s=20)

Starbucks has responded aggressively (and in some cases illegally) to worker organizing at their stores. As investors, we're concerned. We're urging fellow shareholders to vote for our proposal for independent review of workers’ rights at Starbucks.

Text of retweet from the New York City Comptroller Twitter Account (www.twitter.com/NYCComptroller) posted on February 24, 2023 (https://twitter.com/RestaurantDive/status/1629172026098196480?s=20)

.@NYCComptroller and @mpfmembers are backing a @Starbucks shareholder proposal urging the company to undergo a third-party review of its conduct in the @SBWorkersUnited campaign. The Starbucks board opposes the motion.